February 20, 2014

VIA FEDERAL EXPRESS AND EDGAR

J. Nolan McWilliams
Attorney-Advisor
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ceres, Inc.
Registration Statement on Form S-1 (File No. 333-193556)

Dear Mr. McWilliams:

On behalf of Ceres, Inc. (the “Company”), set forth below are the Company’s responses to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 18, 2014 relating to the Company’s registration statement on Form S-1 (File No. 333-193556) filed on January 24, 2014 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). For your convenience, each Staff comment is followed by the Company’s response to such comment.

Please read this letter in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 1.

Prospectus Summary, page 1

1.	Please balance the disclosure in the summary by disclosing the company’s losses in recent periods, the expectation that you will continue to incur additional losses for the next several years, your accumulated deficit, the fact that you are in the early stages of commercialization for your products, the limited revenue you have generated from seed sales and when you expect such revenue to increase.

Response:

The Company has revised its disclosure in response to the Staff’s comment. Please see page 7 of Amendment No. 1.

Principal Stockholders, page 57

2.	Please remove the references to pecuniary interest in footnotes 1, 3 and 4 in this table. Under Rule 13d-3 of the Securities Exchange Act of 1934, pecuniary interest is not considered when determining beneficial ownership.

Response:

The Company has removed the references to pecuniary interest in the footnotes to the principal stockholder table in response to the Staff’s comment. Please see page 58 of Amendment No. 1.

Material United States Federal Income Tax Consequences, page 65

3.	Please revise this section to remove the language that the summary “is for general purposes only.”

Response:

The Company has revised its disclosure in response to the Staff’s comment. Please see page 65 of Amendment No. 1.

Signatures, page II-3

4.	Please provide the signature of your principal financial officer and principal accounting officer or controller in the second half of the signature page.

Response:

The Company has revised its disclosure in response to the Staff’s comment. Please see page II-4 of Amendment No. 1.

* * *

The Company acknowledges that, when it requests acceleration of the effective date of the pending registration statement, it will provide a written statement acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to the Company’s responses to the Staff’s comments. If you or any other member of the Staff has any further questions or comments concerning these responses or Amendment No. 1 to Registration Statement, or if you require additional information, please contact me at (212) 848-8244.

Very truly yours,

/s/ Danielle Carbone

Danielle Carbone

cc:	Ada D. Sarmento, Securities and Exchange Commission Richard Hamilton, Ceres, Inc. Wilfriede van Assche, Ceres, Inc.

Enclosures